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                             August 21, 2020

       Donald J. Zurbay
       Chief Financial Officer and Treasurer
       Patterson Companies, Inc.
       1031 Mendota Heights Road
       St. Paul, Minnesota 55120


                                                        Re: Patterson
Companies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 25, 2020
                                                            Filed June 24, 2020
                                                            Response filed
August 17, 2020
                                                            File No. 0-20572

       Dear Mr. Zurbay:

               We have reviewed your August 17, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2020 letter.

       Form 10-K for the Fiscal Year Ended April 25, 2020

       Item 8. Financial Statements and Supplementary Information
       Consolidated Statements of Cash Flows, page 58

   1. We read your responses to comments 1 and 2. Since the substantial deferred purchase price receivables
received on the sale of trade receivables and customer financing contracts represent
non-cash investing activities, please tell us why the change in receivables line item
shown in operating activities does not appear to be adjusted for this non-cash activity.
Also, tell us your basis for presenting the deferred consideration in securitized receivables
line item as a separate adjustment to reconcile net income to cash from operating
activities, when deferred purchase price receivables are non-cash investing
 Donald J. Zurbay
Patterson Companies, Inc.
August 21, 2020
Page 2
         activities upon receipt and cash investing activities upon collection. Also, explain why this operating activities line item is a direct offset to the collection of deferred purchase price receivables line item in investing activities. Refer to ASC 230-10-45.
       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have any questions.



FirstName LastNameDonald J. Zurbay                               Sincerely,
Comapany NamePatterson Companies, Inc.
                                                                 Division of
Corporation Finance
August 21, 2020 Page 2                                           Office of
Trade & Services
FirstName LastName